Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

HNR Acquisition Corp (“us”, “our,” “we” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”): our Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and our redeemable warrants sold as part of the units in our Initial Public Offering (whether they were purchased in our Initial Public Offering or thereafter in the open market) (the “Public Warrants”).

Pursuant to our second amended and restated certificate of incorporation (the “Second A&R Charter”), our authorized capital stock consists of 121,000,000 shares, consisting of (i) 100,000,000 shares of Class A Common Stock, par value $0.0001 per share, (ii) 20,000,000 shares of Class B Common Stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Units

Public Units

Pursuant to our initial public offering (the “Initial Public Offering”), we sold 7,500,000 units at a price of $10.00 per unit (the “Units”). Each Unit consisted of one (1) share of the our common stock, $0.0001 par value and one (1) warrant to purchase three quarters of one share of common stock. On April 4, 2022, the Units separated into common stock and warrants, and ceased trading.

Private Placement Units

HNRAC Sponsors LLC (the “Sponsor”), together with such other members, if any, of our executive management, directors, advisors or third party investors as determined by the Sponsor in its sole discretion, purchased, in the aggregate, 505,000 units (“Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement which included a share of common stock and warrant to purchase three quarters of one share of common stock at an exercise price of $11.50 per share, subject to certain adjustments (“Private Placement Warrants” and together, the “Private Placement”) that occurred immediately prior to the Initial Public Offering in such amounts as is required to maintain the amount in the Trust Account at $10.30 per Unit sold. The Sponsor agreed that if the over-allotment option was exercised by the underwriter in full or in part, the Sponsor and/or its designees shall purchase from us additional private placement units on a pro rata basis in an amount that is necessary to maintain in the trust account $10.30. Since the over-allotment was exercised in full, the Sponsor purchased 505,000 Private Placement Units. The purchase price of the Private Placement Units was added to the proceeds from the Public Offering to be held in the Trust Account pending completion of the Company’s initial business combination. The Private Placement Units (including the warrants and common stock issuable upon exercise of the Private Placement Units) will not be transferable, assignable, or salable until 30 days after the completion of the initial business combination and they will be non-redeemable so long as they are held by the original holders or their permitted transferees. If the Private Placement Units are held by someone other than the original holders or their permitted transferees, the Private Placement Units will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants included in the Units being sold in the Initial Public Offering. Otherwise, the Private Placement Units have terms and provisions that are substantially identical to those of the Warrants sold as part of the Units in the Initial Public Offering.

Common Stock

Class A Common Stock

Holders of record of Class A Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Second A&R Charter or our bylaws, or as required by applicable provisions of the Delaware General Corporation Law (“DGCL”) or applicable stock exchange rules, the affirmative vote of a majority of our common stock (with Class A Common Stock and Class B Common Stock voting together in one class) that are voted is required to approve any such matter voted on by our stockholders. Our board of directors is divided into two classes, each of which will generally serve for a term of one year with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Class A Common Stock are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Under Section 211(b) of the DGCL, we are required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with the bylaws unless such election is made by written consent in lieu of such a meeting. We did not hold an annual meeting of stockholders to elect new directors prior to the consummation of the Purchase, and thus we may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting.

In the event of a liquidation, dissolution or winding up of the company, the holders of Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Class A Common Stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Class A Common Stock.

Class B Common Stock

Each share of Class B Common Stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of shares of Class A Common Stock and shares of Class B Common Stock will vote together as a single class on all matters presented to the stockholders for their vote or approval, except as otherwise required by applicable law or by the Second A&R Charter. We do not intend to list any shares of Class B Common Stock on any exchange.

Preferred Stock

The Second A&R Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the company or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure investors that it will not do so in the future.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase three quarters of one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Purchase. However, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares of Class A Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of the Purchase, Public Warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of Class A Common Stock for the 5 trading days ending on the trading day prior to the date of exercise. The Public Warrants will expire on the fifth anniversary of the completion of the Purchase, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We may call the Public Warrant for redemption, in whole and not in part, at a price of $0.01 per Public Warrant,

•	at any time after the Public Warrant become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•	if, and only if, the reported last sale price of the shares of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the Public Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of Class A Common Stock underlying such Public Warrants.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Public Warrants will have no further rights except to receive the redemption price for such holder’s Public Warrants upon surrender of such Public Warrant.

The redemption criteria for our Public Warrants have been established at a price which is intended to provide Public Warrants holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then- prevailing share price and the Public Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Public Warrants.

If we call the Public Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of Class A Common Stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants.

Continental Stock Transfer & Trust Company, acts as warrant agent for the Public Warrants pursuant to a warrant agreement between Continental Stock Transfer & Trust and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder (i) to cure any ambiguity or correct any mistake, including to conform the provisions of the Public Warrant agreement to the description of the terms of the Public Warrants and the warrant agreement, or to cure, correct or supplement any defective provision, or (ii) to add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the interests of the registered holders of the Public Warrants. The warrant agreement requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Public Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Class A Common Stock issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of shares of Class A Common Stock at a price below their respective exercise prices.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Class A Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Public Warrants such that an electing warrant holder would not be able to exercise their Public Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of Class A Common Stock outstanding.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Class A Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Warrants

The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants will not be transferable, assignable or salable until 30 days after the Closing of the Purchase and they will not be redeemable by us so long as they are held by Sponsor or its permitted transferees. Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Dividends

We have not paid any cash dividends on our Class A Common Stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Listing of our Securities

Our Class A Common Stock and Public Warrants are listed on the NYSE American under the symbols “HNRA” and “HNRAW”, respectively.

The Second A&R Charter

Certain Anti-Takeover Provisions of Delaware Law and our Second Amended and Restated Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock, otherwise known as an “interested stockholder”;

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The Second A&R Charter provides that our board of directors will be classified into two classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum for Certain Lawsuits

The Second A&R Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Second A&R Charter. This choice of forum provision may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Second A&R Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The Second A&R Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our the Second A&R Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by Written Consent

Any action required or permitted to be taken by our common stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to our common stock.

Classified Board of Directors

Our board of directors is divided into two classes, Class I and Class II, with members of each class serving staggered one-year terms. The Second A&R Charter provide that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Registration Rights

The holders of the founder shares, the private placement shares and private placement warrants (and shares issuable upon exercise of such constituent securities) and warrants that may be issued upon conversion of working capital loans, (and any shares of Class A Common Stock issuable upon exercise of such warrants), are entitled to registration rights pursuant to one or more registration rights agreements to be signed prior to or on the closing date of this offering requiring us to register such securities for resale. The holders of these securities will be entitled to make up to three demands in the case of the founder shares, excluding short form demands, and one demand in the case of the private placement shares and private placement warrants (and their constituent securities), the working capital loan warrants and, in each case, the underlying shares, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the founder shares, on the earlier of (x) 180 days following the completion of our initial business combination or earlier if, subsequent to our initial business combination, the last sale price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after our initial business combination and (y) the date on which we complete a liquidation, merger, stock exchange or other similar transaction after our initial business combination that results in all of our public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, and (ii) in the case of the private placement shares and private placement warrants (and shares underlying such constituent securities), the date of the completion of our initial business combination.

The Company is obligated under the Common Stock Purchase Agreement and the related registration rights agreement with White Lion to file a registration statement with SEC to register the Class A Common Stock under the Securities Act of 1933, as amended, for the resale by White Lion of shares of Class A Common Stock that the Company may issue to White Lion under the Common Stock Purchase Agreement.

We will bear the expenses incurred in connection with the filing of any such registration statements.